UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell further reduces its interest in Woodside

The Hague, 17 June, 2014. Royal Dutch Shell plc (“Shell”) today announced the sale of a total of approximately 156.5 million shares in Woodside Petroleum
Limited (“Woodside”) representing a total estimated value to Shell of around
US$5.0 billion on an after tax basis. The sale, which represents 19.0% of
Woodside’s issued share capital, is through an underwritten sell-down to equity market investors and a selective share buy-back by Woodside.

“Today’s announcement is part of our drive to improve Shell’s capital efficiency and to focus our Australia growth in directly owned assets”, said Shell Chief
Executive Officer Ben van Beurden. “It doesn’t change our view of Australia as an important player on the global energy stage, or Shell’s central role in the country’s energy industry.”

Shell Australia’s Country Chair, Andrew Smith, added,  “Woodside is an important strategic partner for us, through our investments in established projects such as the North West Shelf and growth opportunities such as Browse. We are pleased we have been able to work with Woodside to find a solution that allows us both to meet our strategic objectives. We continue to see Australia as an important place for us to invest and grow our business.”

Shell’s subsidiary, Shell Energy Holding Australia Limited (“SEHAL”) has
mandated two investment banks to sell 78.27 million shares in Woodside, through an underwritten sell-down at a price of A$41.35 per share. This part of the sale represents around 9.5% of the issued capital in Woodside, with the shares to be sold to a range of equity market investors. The sell-down is expected to complete on 18 June 2014.

Under an agreement with SEHAL, Woodside will also buy-back 78.27 million of its shares from SEHAL at a price of US$34.24 per share. The buy-back price per share has been split into a dividend component of US$26.29 per share and a capital component of US$7.95 per share, as agreed with the Australian Taxation Office
(ATO) in a private ruling. SEHAL will receive franking (tax paid) credits on the dividend component with the effect that no further tax is payable by SEHAL on the dividend component. Completion of the buy-back will be subject to limited conditions, including consent under a number of Woodside’s facility agreements, an independent expert opinion and Woodside shareholder approval. Completion of the buy-back is expected in early August 2014.

After the buy-back and the sell-down have been completed, including cancellation of the buy-back shares by Woodside, SEHAL’s shareholding in Woodside will reduce to below 5%. As part of this transaction, SEHAL has committed to retain its remaining shares in Woodside for 90 days from completion of the sell-down, with limited exceptions.

Notes for editors
Shell’s world-wide LNG equity liquefaction capacity is 26.1 mtpa (million tonnes per annum), with interests in eleven LNG plants. The announced transaction will reduce Shell’s equity liquefaction capacity to 25.5 mtpa after the sell-down and to 24.9 mtpa after completion of the share buy-back.

Australia is set to underpin Shell’s next tranche of LNG growth, with the Gorgon
LNG project (~15 mtpa), where Shell has a 25% interest and the Shell-operated
Prelude Floating LNG project (3.6 mtpa LNG + 1.7 mtpa NGLs), in which Shell holds a 67.5% interest.

Shell has further options for the next generation of LNG growth, in Australia,
North America and Indonesia.

Shell also continues with an active and successful exploration campaign adding to further options for future development.

Enquiries

Shell Media Relations
International: +44 207 934 5550
Americas: +1 713 241 4544

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc  either directly or indirectly has control. Companies over which Shell has joint control are generally referred to “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as
“associates”. In this announcement, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our
23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’,
‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’,
‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’
and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e)
reserves estimates; (f) loss of market share and industry competition; (g)
environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j)
legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2013 (available at
www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this announcement and should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement, 17 June 2014. Neither Royal Dutch Shell plc nor
any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.
We may have used certain terms, such as resources, in this announcement that
United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 17 June 2014	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary